TXP CORPORATION

CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

1.0	Purpose

The purpose of the Code of Ethics (this “Code”) of TXP Corporation (the “Company”) is to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	accountability for adherence to the Code; and

•	the prompt internal reporting to an appropriate person or persons of violations of the Code.

2.0	Introduction.

The Chief Executive Officer, principal executive officers, Senior Financial Officers and Directors are expected to adhere to a high standard of ethical conduct. The reputation and good standing of the Company depend on how the Company’s business is conducted and how the public perceives that conduct. Unethical actions, or the appearance of unethical actions, are not acceptable. In addition to each of the directives set forth below, the Chief Executive Officer, each principal executive officer, each Senior Financial Officer and Director shall be guided by the following principles in carrying out their duties and responsibilities on behalf of the Company:

•	Loyalty, Honesty and Integrity. You must not be, or appear to be, subject to influences, interests or relationships that conflict with the best interests of the Company.
•	Observance of Ethical Standards. When carrying out your duties and responsibilities on behalf of the Company, you must adhere to the high ethical standards described in this Code.
•
Accountability. You are responsible for your own adherence and the adherence of the other officers and Directors to whom this Code applies. Familiarize yourself with each provision of this Code and those set forth in the Company’s Insider Trading Policy.

3.0	Ethics

The Company and its directors, officers and employees are expected to conduct their affairs with each other and with clients, vendors and other third parties with honesty and integrity and without taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair practice. They must respect the rights of others, and their actions must be free from discrimination, defamation and harassment. Each person with whom the Company has dealings must be accorded equal opportunity, regardless of age, race, color, gender, sexual preference, religion, national origin, marital status, veteran status and disability.

The following paragraphs concern frequently raised ethical questions. It is important that anyone having knowledge of a violation of this Code follow the steps outlined in the paragraph on “Reporting Violations,” so that corrective action, including possible dismissal, may be taken.

4.0	Conflicts of Interest

The Company’s directors, officers and employees and members of their immediate families must avoid activities, associations and personal or family interests that could conflict or appear to conflict with the interests of the Company as a whole. Examples of such activities, associations and personal or family interests include the following:

•	exploiting their positions for inappropriate personal gain, including taking advantage of non-public information about the Company, clients or vendors;

•	causing the Company to engage in business transactions with family members or friends;

•	acquiring or having a financial interest in the Company’s customers, vendors or competitors;

•	taking for themselves or their family members opportunities that arise through the use of corporate property, information or position;

•	competing with the Company;

•	receiving from the Company or any of its customers or suppliers loans or guarantees of obligations; and

•
engaging in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

Notwithstanding the foregoing, the Company may engage in transactions, contracts or business arrangements with one or more of its directors, officers or employees or members of their families or with corporations, partnerships, associations and other organizations in which one or more of such persons are directors or officers or have a financial interest, only upon full compliance with the applicable provisions of the Nevada General Corporation Law and only if the terms of any such transaction, contract or business arrangement are no less favorable to the Company than those that could have been obtained in a comparable transaction, contract or business arrangement with an unrelated person.

5.0	Gifts, Bribes and Kickbacks

Other than for gifts given or received in the normal course of business and having only nominal or modest value, within guidelines set by the Company, directors, officers and employees and members of their immediate families should not give gifts to or receive gifts from the Company’s customers or suppliers.

6.0	Accurate Periodic Reports

The Company is required to make full, fair, accurate, timely and understandable disclosure in reports that it files with the Commission and in other public communications. Adherence to the following guidelines will ensure compliance by the Company with these requirements:

•	Company accounting records must fairly and accurately reflect, in reasonable detail, the transactions and occurrences to which they relate and the Company’s assets, liabilities, revenues and expenses.

•	Company accounting records must not contain any false or intentionally misleading entries.

•	All transactions must be supported by accurate documentation in reasonable detail and entered in the proper account and the proper accounting period.

•	The Company must have in place and adhere to effective internal accounting controls and disclosure controls and procedures.

•	No information should be concealed from the independent auditor or from those responsible for the internal control function.

7.0	Confidentiality

Company directors, officers and employees shall take reasonable care to maintain the confidentiality of non-public information that is entrusted to them by the Company or its customers or vendors or otherwise comes to their attention in connection with or as a result of their services to the Company, except when disclosure is authorized or mandated. Such persons should take appropriate steps to prevent unauthorized access to such information.

8.0	Protection of Company Assets

All directors, officers and employees to whom assets of the Company are entrusted are expected to use the Company’s assets only for legitimate Company purposes and not for personal advantage. They must take reasonable care to secure from loss or theft all Company assets that come under their control or of which they have possession.

9.0	Compliance with Law and Code

The Company and its directors, officers and employees are expected to comply with both the letter and spirit of all governmental laws, rules and regulations, including insider trading laws, which are the subject of separate policy statements adopted September 10, 2002. Any such person who fails to comply with this Code or knowingly fails to comply with applicable laws will be subject to disciplinary measures, including dismissal or, for directors, exclusion from the Board’s nominees for re-election.

10.0	Reporting Violations

Employees, directors and officers who become so aware or have such suspicions should report such facts and circumstances. The Company will not allow retaliation for reports of violations made in good faith. Violations should be reported by calling the TXP Corporate Governance Hotline: Telephone: 1-888-475-8376